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Exhibit 99.9

        CERBERUS CAPITAL MANAGEMENT, L.P.
450 Park Avenue, 28th Floor
New York, New York 10022

December 27, 2002

ER Acquisition, Inc.
6500 Greenville Avenue
Suite 600, LB17
Dallas, Texas 75206
Attn: Douglas Miller

      Re:
      Financing Commitment

Dear Mr. Miller:

        ER Acquisition, Inc. (the "Bidder") has advised Cerberus Capital Management, L.P. (on behalf of one or more funds or managed accounts to be designated by it) ("Cerberus"), that the Bidder and its affiliates propose to acquire all of the shares of capital stock of Exco Resources, Inc. (the "Company") in a going-private transaction (the "Acquisition") for a purchase price of $18.00 per share for each share of the Company's stock plus, with respect to the Company's outstanding shares of preferred stock, the amount of any unpaid dividends on such preferred stock, and that in connection therewith financing is required to (i) consummate the Acquisition and (ii) pay fees and expenses related to the Acquisition and the financing contemplated by this commitment letter. Cerberus is pleased to advise you that it hereby commits to (i) arrange to provide to the Bidder a $50 million senior secured term loan facility (the "Term Loan") and (ii) purchase $136.5 million (subject to adjustment as described in the Term Sheets) of shares of Series A common stock (the "Equity Investment" and, together with the Term Loan, the "Financing Facility"), substantially on the terms and conditions set forth in the respective term sheets attached hereto as Exhibit A and Exhibit B (the "Term Sheets"). Cerberus' commitment to provide the Equity Investment and to arrange for the Term Loan is subject in all respects to satisfaction of the terms and conditions contained in this commitment letter and in the Term Sheets.

        Bidder acknowledges that the Term Sheets are intended as outlines only and do not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the Financing Facility. The documentation for the Financing Facility will include, in addition to the provisions that are summarized in this commitment letter and the Term Sheets, provisions that, in the reasonable opinion of Cerberus, are customary or typical for this type of financing transaction and other provisions that Cerberus reasonably requires in the context of the proposed transaction, in each case to the extent not inconsistent with the terms hereof and of the Term Sheets.

        Bidder (the "Reimbursing Party") agrees to pay or reimburse Cerberus for all reasonable costs, fees and expenses (including all reasonable fees and other client charges and expenses of Schulte Roth & Zabel LLP, counsel to Cerberus)("Expenses"), incurred by, or on behalf of, Cerberus in connection with the Financing Facility, the preparation, negotiation, execution and delivery of this proposal letter, the Term Sheets and any and all definitive investment and loan documents and the satisfaction of the conditions precedent to each of the Term Loan and the Equity Investment (i) upon funding of the Financing Facility, (ii) upon the consummation of the Acquisition (whether or not the Financing Facility is drawn) or (iii) upon Bidder becoming entitled to a "break-up", "expense reimbursement" or similar fee or payment (a "Break-Up Fee") in respect of the termination of the proposed Acquisition; provided that if, prior to the execution of a definitive merger or other agreement pursuant to which the Acquisition is to be consummated (the "Acquisition Documentation"), Cerberus declines to make the Equity Investment and arrange the Term Loan as a result of (x) Bidder's and/or the Company's failure to satisfy the due diligence condition contained in this commitment letter, (y) a

Material Adverse Condition (as defined below) or (z) a Financial Markets Disruption (any of such events described in (x), (y) and (z), a "Specified Financing Condition"), then the Reimbursing Party shall not be required to pay or reimburse Cerberus for Expenses. Cerberus will provide to Bidder a monthly estimate of Expenses as promptly as practicable following the month in which such Expenses are incurred. The obligations of the Reimbursing Party under this paragraph and the following paragraph shall remain effective whether or not definitive documentation is executed and notwithstanding any termination of this commitment letter, except as provided herein.

        Bidder shall notify Cerberus in writing on or prior to January 17, 2003 if it will exercise its right to use Cerberus' commitment to arrange the Term Loan. If Bidder exercises its right to use such commitment or does not so notify Cerberus of its determination not to exercise its right to use such commitment, Cerberus shall have earned on such date a non-refundable commitment fee of $750,000 in connection with the commitment to arrange the Term Loan (the "Commitment Fee"), which Commitment Fee shall be payable to Cerberus upon the earlier of (i) funding of the Term Loan, (ii) the date on which the Bidder or any of its officers, directors or affiliates (the "Bidder Representatives") enters into an agreement, arrangement or understanding (including without limitation a letter of intent or commitment letter)(any such agreement, arrangement or understanding, an "Acceptance") with respect to any transaction relating to the Company or any of its subsidiaries as a replacement for or instead of the Financing Facility (a "Competing Financing") if such agreement, arrangement or understanding is entered into within one year of the termination of this commitment letter (except to the extent such agreement, arrangement or understanding was entered into prior to the execution of Acquisition Documentation and after Cerberus declined to arrange the Term Loan as a result of a Specified Financing Condition), (iii) the closing date of the Acquisition (regardless of whether the Term Loan is used to consummate such Acquisition unless Cerberus declined to arrange for the Term Loan as a result of a Specified Financing Condition) or (iv) receipt of a Break-Up Fee.

        Bidder shall pay to Cerberus a non-refundable standby equity fee of 1% of an amount equal to (x) $136.5 million minus (y) the product of (i) $1.50 and (ii) the number of shares of Series A common stock of MergerCo (as defined in Exhibit B) to be purchased by Cerberus in connection with the commitment to make the Equity Investment (the "Equity Fee"), such fees shall be earned in full on the date the Bidder countersigns this commitment letter and shall be payable upon the earlier of (A) the funding of the Equity Investment, (B) the closing date of the Acquisition (regardless of whether the Equity Investment is used to consummate the Acquisition unless, prior to the execution of the Acquisition Documentation, Cerberus declines to make the Equity Investment as a result of a Specified Financing Condition), (C) the date on which the Bidder or any of the Bidder Representatives enters into an Acceptance with respect to a Competing Financing (except to the extent such agreement, arrangement or understanding was entered into after Cerberus declined to make the Equity Investment as a result of a Specified Financing Condition), and (D) receipt of a Break-Up Fee.

        In the event that the Acquisition is not consummated and the Bidder receives a Break-Up Fee in respect of the termination of such purchase, such Break-Up Fee (i) shall be used to pay or reimburse the Commitment Fee, the Equity Fee and all other fees and expenses incurred by or on behalf of, first, Cerberus, to the extent not fully reimbursed pursuant to the previous paragraphs and second, the Bidder, each in connection with the Acquisition and the Financing Facility, including without limitation all legal and accounting fees and expenses and travel, related expenses (including any reimbursement of such expenses previously made to Cerberus by Bidder pursuant to this commitment letter), and then (ii) shall be paid 20% to the Bidder on the one hand and 80% to Cerberus (and, on a pro rata basis, such other persons who commit to make the Equity Investment prior to the execution of the Acquisition Documentation) on the other hand.

        If (i) Cerberus has not declined to make the Equity Investment and arrange the Term Loan as a result of a Specified Financing Condition, (ii) the Acquisition is not consummated, (iii) Cerberus is not otherwise entitled to receive reimbursement of its Expenses pursuant to the other provisions of this commitment letter and (iv) prior to the first anniversary of the date of this Commitment Letter the

Company is sold to a party not affiliated with Bidder for a price per share in excess of $18.00 (a "Superior Proposal"), then Bidder, Douglas Miller and Ted Eubank shall, jointly and severally, reimburse Cerberus for its Expenses; provided, however, that such reimbursement obligation shall be limited in amount to no greater than one-half (1/2) of the product of (x) such number of shares beneficially owned (including through the exercise of options whether or not currently vested) by such parties in the aggregate on the date hereof and (y) the excess of the price per share of common stock paid by such third party bidder over $18.00. If the Bidder and its affiliates do not pursue, in good faith, the Acquisition (other than in the event of a Superior Proposal), Bidder, Douglas Miller and Ted Eubank shall, jointly and severally, reimburse Cerberus in full for all Expenses incurred by, or on behalf of, Cerberus in connection with the Financing Facility, the preparation, negotiation, execution and delivery of this proposal letter, the Term Sheets and any and all definitive investment and loan documents and the satisfaction of the conditions precedent to each of the Term Loan and the Equity Investment. The obligations of Bidder, Douglas Miller and Ted Eubank set forth in this paragraph shall automatically terminate upon the execution of the Acquisition Documentation by Bidder.

        By its execution hereof and their acceptance of the commitment contained herein, the Bidder agrees to indemnify and hold harmless Cerberus and each of its assignees, its affiliates and its directors, officers, employees and agents (each an "Indemnified Party") from and against any and all losses, claims, damages, liabilities or other expenses (which for purpose of these indemnification provisions does not include the Commitment Fee or Equity Fee) to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from, the Acquisition, this letter or the extension or arrangement, as applicable, of the Financing Facility contemplated by this letter, or in any way arise from any use or intended use of this letter or the proceeds of the Financing Facility contemplated by this letter, and the Bidder agrees to reimburse each Indemnified Party for any legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding from all of the foregoing all expenses, losses, claims, damages and liabilities which have resulted from the gross negligence or willful misconduct of any Indemnified Party. In the event of any litigation or dispute involving the Acquisition, this commitment letter or the Financing Facility, Cerberus shall not be responsible or liable to the Bidder or Douglas Miller or Ted Eubank for any special, indirect, consequential, incidental or punitive damages. The obligations of the Bidder under this paragraph shall remain effective whether or not definitive documentation is executed and notwithstanding any termination of this commitment letter.

        Cerberus' commitment to provide or arrange, as applicable, the Financing Facility is subject to (i) the negotiation, execution and delivery of definitive loan and investment documentation in form and substance satisfactory to Cerberus, the Bidder and their respective counsel, (ii) the execution and delivery of definitive documentation to consummate the Acquisition on terms and in form and substance satisfactory to Cerberus, (iii) the reasonable satisfaction of Cerberus that since September 30, 2002 there has not occurred or become known to Cerberus any material adverse change with respect to the operations, properties, assets, liabilities or prospects of the Company and its subsidiaries (a "Material Adverse Change"), (iv) the absence of any material disruption or general adverse developments in the financial markets or in the valuation of securities of companies in the Company's industry which makes it inadvisable to proceed with the Financing Facility, or either component thereof, as determined by Cerberus in its sole discretion (a "Financial Markets Disruption") and (v) such other conditions as are set forth in the Term Sheets. If at any time Cerberus shall determine (in its reasonable discretion) that either (A) the Bidder (or the Company if applicable) will be unable to fulfill any condition set forth in this commitment letter or in the Term Sheets or (B) any Material Adverse Change or Financial Markets Disruption has occurred, Cerberus may terminate its commitment hereunder by giving notice thereof to the Bidder. In addition, Cerberus has performed only a preliminary due diligence investigation of the Acquisition, the Bidder, the Company and its

subsidiaries and their respective assets and businesses. Bidder acknowledges, however, that Cerberus has not yet had the opportunity to complete its business due diligence analysis and review or its legal due diligence analysis and review. Cerberus' commitment to make the Equity Investment and arrange the Term Loan is subject to its satisfaction with such analyses and reviews and its continuing satisfaction with the results thereof. Furthermore, if Cerberus discovers information not previously known to it which it believes is materially negative information with respect to the business, condition (financial or otherwise), operations, performance, properties, assets, liabilities or prospects of the Bidder, the Company, its subsidiaries or their respective assets, Cerberus may, in its sole discretion, suggest alternative structures that assure adequate protection for it or decline to make the Equity Investment or arrange the Term Loan.

        The Bidder represents and warrants that all written information and other materials concerning the Bidder, the Company and the Acquisition (collectively, the "Information") which has been, or is hereafter, made available by, or on behalf of the Bidder or the Company is, or when delivered will be, when considered as a whole with all other Information, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statement has been made.

        Douglas Miller and Ted Eubank hereby covenant and agree that the Acquisition (or any alternative proposal by them with respect to the acquisition of the Company) and the financing thereof shall be conducted solely through the Bidder and not through any other entity or other third party.

        This commitment letter is delivered to the Bidder upon the condition that, prior to its acceptance of this offer, neither the existence of this commitment letter or the Term Sheets, nor any of their contents, shall be disclosed by the Bidder, except as may be compelled to be disclosed in a judicial or administrative proceeding, as otherwise required by law or, on a confidential and "need to know" basis solely to the directors, officers, employees, advisors and agents of the Bidder. In addition, the Bidder agrees that it will (i) consult with Cerberus prior to the making of any filing in which reference is made to Cerberus or the commitment contained herein, and (ii) obtain the prior approval of Cerberus before releasing any public announcement in which reference is made to Cerberus or to the commitment contained herein.

        The Bidder acknowledges that Cerberus and its respective affiliates may now or hereafter provide financing or obtain other interests in other companies in respect of which the Company or its affiliates may be business competitors, and that Cerberus and its affiliates will have no obligation to provide to the Bidder, the Company or any of its affiliates any confidential information obtained from such other companies. Cerberus and its affiliates, assignees, directors, officers, partners, employees and agents shall maintain as confidential and shall not use any nonpublic information furnished to any of them by or on behalf of the Bidder, except as necessary to consummate the transactions contemplated hereby; provided that such information may be disclosed as compelled to be disclosed in a judicial or administrative proceeding, as otherwise required by law or, on a confidential and "need to know" basis, solely to the directors, officers, employees, advisors and agents of Cerberus.

        The offer made by Cerberus in this commitment letter shall expire, unless otherwise agreed by Cerberus in writing, effective as of 9:00 p.m. (New York City time) on December 27, 2002, unless prior thereto Cerberus has received a copy of this commitment letter, signed by the Bidder accepting the terms and conditions of this commitment letter and the Term Sheets. The commitment by Cerberus to provide or arrange, as applicable, the Financing Facility shall expire at 5:00 p.m. (New York City time) on January 31, 2003, unless prior thereto, definitive documentation shall have been agreed to in writing by all parties (it being understood that the Bidder's obligation to pay all amounts in respect of indemnification, the Commitment Fee and the Equity Fee and Expenses shall survive termination of this commitment letter, except as otherwise provided herein).

        Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this letter to Cerberus. Upon your acceptance of the terms and conditions of this offer, Cerberus agrees to work diligently and in good faith with the Company to consummate the transactions contemplated hereby by June 30, 2003, but Closing by such date will depend upon timely satisfaction of the conditions to closing described herein and in the Term Sheets.

        This commitment letter, including the attached Term Sheets (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of the State of New York, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity, and (v) may be signed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. If this commitment letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. This commitment letter may be amended, modified or waived only in a writing signed by the parties hereto.

Very truly yours, CERBERUS CAPITAL MANAGEMENT, L.P.
	By:	/s/ LENARD TESSLER Name: Lenard Tessler Title: Managing Director
Agreed and accepted on this 27th day of December, 2002
ER ACQUISITION, INC.
/s/ DOUGLAS H. MILLER Name: Douglas H. Miller Title: Chief Executive Officer For purposes of the 7th and 11th paragraph and the last paragraph of this letter only:
/s/ DOUGLAS H. MILLER Douglas H. Miller
/s/ TED W. EUBANK Ted W. Eubank

EXHIBIT A

Term Sheet for Senior Secured Term Loan

        This Term Sheet is part of the Commitment Letter dated December 27, 2002 (the "Commitment Letter"), addressed to ER Acquisition, Inc. by Cerberus Capital Management, L.P. ("Cerberus") and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

BORROWER:	ER Acquisition, Inc., a newly formed corporation ("MergerCo" or "Bidder") and Exco, as its successor ("Borrower").
GUARANTORS:	All present and future subsidiaries of the Borrower.
LENDER:	Abelco Finance LLC (the "Lender").
AMOUNT:	$50 million senior secured term loan (the "Term Loan").
RANKING:
The obligations of Borrower and its subsidiaries under the Term Loan will be senior subordinated obligations, subordinated only to the obligations of Borrower and its subsidiaries under the Senior Secured Loans in the principal amount not to exceed $165 million (or such additional amount to be used for acquisitions or capital expenditures approved by Lender and Cerberus) at any one time outstanding (the Senior Secured Loan Facility together with the Subordinated Loan, the "Senior Facilities") on terms satisfactory to the Lender and senior, with certain exceptions to be negotiated, to all existing and future debt of Borrower and its subsidiaries.
FINAL MATURITY:	Two years from the closing date.
AMORTIZATION:	None.
OPTIONAL PREPAYMENT:
Subject to the terms of the Senior Secured Loan Facility, the Borrower may prepay, in full or in part, the Term Loan without penalty; provided, however, that each partial prepayment shall be in an amount of $500,000 or an integral multiple of $500,000 in excess thereof.
MANDATORY PREPAYMENT:	Subject to the terms of the Senior Secured Loan Facility, substantially on the same terms as set forth in the Senior Secured Loan Facility.
INTEREST:
Prime rate, as published by Citibank N.A. or such other financial institution to which Cerberus and Bidder may agree, plus 4% per annum, payable in cash monthly in arrears; provided that the interest rate shall not be less than 8% per annum.
COLLATERAL AND PRIORITY:
The Term Loan, all interest thereon and all other obligations in respect thereof will be secured by a perfected, second priority security interest in, and second priority lien on, all now owned and hereafter acquired property and assets of the Borrower (and its subsidiaries), real and personal, tangible and intangible (including, without limitation, all receivables, general intangibles, contract rights, deposit accounts, inventory, machinery, equipment, motor vehicles, real estate and intellectual property), and the stock of the subsidiaries of the Borrower. Except for customary liens to be agreed upon, no other liens on any such property shall be permitted.

CONDITIONS PRECEDENT:	The several obligations of the Lender to provide the Term Loan will be subject to customary conditions precedent, which shall include, without limitation:
(a)
The Borrower and the Lender shall have executed and delivered a Loan Agreement in form and substance satisfactory to the Lender, and the conditions precedent contained therein shall have been satisfied in a manner satisfactory to the Lender.
	(b)	The Lender shall have received such other legal documentation, in form and substance reasonably satisfactory to the Lender, as the Lender may reasonably require.
(c)
MergerCo shall have consummated, contemporaneous with the funding, the Acquisition pursuant to agreements and documents which shall be in form and substance satisfactory to the Lender. All conditions precedent to the obligations of MergerCo to the consummation of the Acquisition shall have been satisfied (or, with the prior written consent of the Lender, waived) in the reasonable judgment of the Lender.
	(d)	There shall have been no Material Adverse Change or Financial Markets Disruption.
(e)
There shall exist no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality (other than shareholder litigation pending as of December 18, 2002 relating to the Acquisition) which relates to the Acquisition or the Financing Facility or which, in the opinion of the Lender, has any reasonable likelihood of having a material adverse effect on the condition (financial or otherwise), operations, performance, properties, assets, liabilities, business or prospects of the Borrower.
(f)
Concurrently with the closing of the Term Loan, the Lender shall have received copies of the loan agreement, promissory note and other agreements and documents securing, evidencing or otherwise relating to the Senior Secured Loans (the "Senior Secured Loan Documents"), which shall be in form and substance satisfactory to the Lender. In addition, the Senior Secured Lender, as agent for the lenders under the Senior Secured Loan Facility, shall enter into an intercreditor agreement in form and substance satisfactory to the Lender, with respect to the collateral.
(g)
Evidence satisfactory to the Lender of (i) the perfection of the Lender's security interest in and lien on all of the collateral described herein (including, without limitation, through the filing of UCC financing statements, the recordation of Mortgages, the execution and delivery of control agreements and the notation on all relevant certificates of title), and (ii) the absence of any other liens on the collateral described herein, other than such liens approved by the Lender in their sole discretion and the lien of the lenders under the Senior Secured Loan Facility.

(h)
The Borrower shall have obtained all required licenses, waivers, consents and approvals, governmental and otherwise, in connection with the Financing Facility, the Acquisition and the operation of the Borrower's business, and such licenses, waivers, consents and approvals shall be in full force and effect.
(i)	Insurance satisfactory to the Lender and customary for the Borrower's industry, such insurance with respect to the collateral to name the Lender as loss payees.
(j)	The Lender shall have received satisfactory opinions from outside counsel to Borrower as to such matters as the Lender may request.
(k)
The Lender shall have received a mortgage, deed of trust or other appropriate document, in form and substance satisfactory to the Lender, encumbering real property owned or leased by the Borrower and its subsidiaries and designated by the Lender (each a "Mortgage"), duly executed by Borrower or its subsidiary and in suitable form for recording in the appropriate office and creating an enforceable second priority lien.
(l)
The Lender shall have received and reviewed land records and/or title searches of Borrower's and its subsidiaries' oil and gas properties, the results of which shall be satisfactory to Lender and shall have received evidence reasonably satisfactory to it of the status of the title to such oil and gas properties which, to the extent available, may include title insurance and/or title opinions.
(m)
The Lender shall have received copies of all third party waivers, consents and similar agreements necessary for the validity and effectiveness of the Mortgages (including all necessary landlord waivers and consents).
(n)
Borrower shall have received the proceeds of the $150 million Equity Investment in accordance with the terms set forth on Exhibit B, and the Lender shall have received copies of the agreements and documents evidencing or otherwise relating to the Equity Investment, and which shall be certified by an authorized officer of MergerCo.
(o)	Lender shall have received environmental reports, the scope and results of which are satisfactory to the Lender in its reasonable discretion.
(p)
After giving effect to the payment of the purchase price for the Acquisition and all expenses of the Borrower in connection therewith, the Financing Facility and the Senior Secured Loans, there shall be not less than $15,000,000 of availability under the Senior Secured Loan Facility.
(q)
The Lender shall have received such other agreements, instruments and other documents as they may determine are customary for the transactions contemplated by this Term Sheet, in each case in form and substance satisfactory to the Lender.

(r) Such other conditions as may be required by any Lender in its reasonable discretion and which are customary in transactions of this nature.
REPRESENTATIONS AND WARRANTIES:
Those customarily found in credit agreements for similar financings and others appropriate in the judgment of the Lender for the transaction contemplated hereby, equivalent, to the extent determined to be appropriate by the Lender, to those set forth in the Senior Secured Loan Facility.
COVENANTS:
Those negative, affirmative and financial covenants (applicable to Borrower and its subsidiaries) customarily found in agreements for similar financings and others appropriate in the judgment of the Lender for the transaction contemplated hereby, equivalent, to the extent determined to be appropriate by the Lender, to those set forth in the Senior Secured Loan Facility.
EVENTS OF DEFAULT:
Those customarily found in agreements for similar financings and others appropriate in the judgment of the Lender for the transactions contemplated hereby, equivalent, to the extent determined to be appropriate by the Lender, to those set forth in the Senior Secured Loan Facility.
EXPENSES:
Subject to the provisions of the Commitment Letter, the Borrower shall pay all reasonable out-of-pocket expenses incurred by the Lender (including the fees and expenses of counsel) in connection with the execution, delivery, administration and enforcement of the loan documentation.
COUNSEL TO THE LENDER:	Schulte Roth & Zabel LLP
GOVERNING LAW:	New York.
ASSIGNMENT AND PARTICIPATION:	Lender may assign, or grant participation contracts in, any and all of its rights and obligations without the consent of the Borrower.
FEES:
In addition to the Commitment Fee described in the Commitment Letter, (i) a Closing Fee of 0.5% of the principal amount of the Term Loan will be earned in full and payable at the closing date and (ii) an Annual Renewal Fee of 1.0% of the principal amount of the Term Loan then outstanding will be earned and payable on the first anniversary of the closing date.

EXHIBIT B

Term Sheet for Common Stock

        This Term Sheet is part of the Commitment Letter dated December 27, 2002 (the "Commitment Letter"), addressed to ER Acquisition, Inc. by Cerberus Capital Management L.P. ("Cerberus"), and is subject to the terms and conditions of the Commitment Letter. Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

ISSUER:	ER Acquisition, Inc. ("MergerCo"), a newly formed corporation.
PURCHASERS:	Funds and managed accounts to be designated by Cerberus (the "Purchasers").
SECURITIES:
(i) $150 million of Series A Common Stock ("Series A") at a purchase price of $1.50 per share, of which 91,000,000 shares will be purchased by the Purchasers and 9,000,000 shares will be purchased by Management, and which will receive the first $150 million in net sale proceeds available to the Common Stock in connection with a merger, sale of substantially all of the assets of the Bidder or other sale transaction ("Net Sale Proceeds") and then will share in the balance of the proceeds with Series B Common Stock ("Series B" and, together with Series A, the "Common Stock") and (ii) 11,111,111 shares of Series B, which does not participate in Net Sale Proceeds up to $150 million, thereafter participates with Series A.* The number of shares of Series A to be purchased by the Purchasers will be reduced on a dollar-for-dollar basis based on the amount of Series A to be purchased by Management in excess of $13.5 million (such amount to be purchased by Management not to exceed $74.9 million).

*
Such terms to be set forth in a Stockholders Agreement by and among Cerberus and the Management or, at the option of Cerberus, in an Operating Agreement of a new entity ("Newco LLC"). In the event Cerberus elects to form Newco LLC, the Common Stock will be Membership Interests in Newco LLC and Newco LLC will own 100% of the capital stock of Bidder (Exco).

ACQUISITION:
The Acquisition will be structured as a merger, pursuant to which MergerCo would merge with and into the Company, the capital stock of MergerCo will convert into shares of the Company and the existing capital stock of the Company will be cancelled in exchange for the right to receive the Acquisition consideration.
PRO FORMA CAPITALIZATION:	Upon consummation of the Acquisition, the Equity Investment, the Term Loan and the Senior Secured Loans, the capitalization of the Company will be as follows:
Debt
Senior Secured Loans		$148.0	**
Term Loan		$50.0

Total Debt		$198.0
Equity
Series A Common Stock	100,000,000 shares	$150.0
Series B Common Stock	11,111,111 shares	$0.11
Total Equity		$150.11

Total Capitalization		$348.11

**
Represents the portion of the Senior Secured Loan Facility that will be funded on the closing date of the Acquisition.

Equity Breakdown
Series	Holder	Number of Shares	% of Total Voting Power
Series A Common Stock	Cerberus	91,000,000	81.9%
	Management	9,000,000	8.1%
Series B Common Stock	Management	11,111,111	10.0%

		111,111,111	100%
DRAG ALONG AND OTHER RIGHTS:	The Purchasers shall be entitled to drag-along rights in the event of any sale to an unaffiliated third party by them of a majority of their shares of Common Stock and a Right of First Refusal and Co-Sale in the event of any sale by Bidder (or its stockholders) of any shares of any series of Exco common stock.*
BOARD OF DIRECTORS:
The Board of Directors will initially consist of (i) the CEO and (iii) 2 directors appointed by the Purchasers. Exco may also establish an advisory board consisting of 4 members that are industry experts, to be selected by management in consultation with the Purchasers.
COMPENSATION:
The initial compensation of Management will be agreed to by Cerberus and Bidder prior to signing the Definitive Documentation. Salaries of management will be increased by an aggregate amount of no less than $2 million per year thereafter, such increases to be allocated in a manner to be agreed between Cerberus and Bidder.

In addition, MergerCo will make loans to management in an aggregate of $6 million which must be used to purchase shares of Series A. Such Series A will be subject to vesting over a three year period, with 1/3 of such Series A vesting on each anniversary of the closing; provided, however, upon a change of control or sale of substantially all of the assets of MergerCo, all such shares shall vest. The $6 million shall be repaid over 4 years in 4 equal annual installments. If any member of management receiving such loans resigns from or is terminated by Bidder or Exco without cause, the remaining unpaid portion of the loans to such member will become immediately due and payable.
OTHER CONDITIONS:	The several obligations of the Purchasers to purchase the Common Stock will be subject to customary conditions precedent, which shall include without limitation:
(a)
MergerCo and the Purchasers shall have executed and delivered a Securities Purchase Agreement in form and substance satisfactory to the Purchasers, and the conditions precedent contained therein shall have been satisfied in a manner satisfactory to the Purchasers.
(b)
Exco and the Bidder shall have executed and delivered agreements and documents effectuating and otherwise relating to the Acquisition which shall be on terms, and in form and substance, satisfactory to the Purchasers, and the Purchasers shall have received copies thereof.
	(c)	The Purchasers shall have received such other legal documentation, in form and substance reasonably satisfactory to the Purchasers, as the Purchasers may reasonably require.
	(d)	There shall have been no Material Adverse Change or Financial Markets Disruption.
(e)
There shall exist no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality (other than shareholder litigation pending as of December 18, 2002 relating solely to the Acquisition) which relates to the Acquisition or the Financing Facility or which, in the opinion of the Purchasers, has any reasonable likelihood of having a material adverse effect on the condition (financial or otherwise), operations, performance, properties, assets, liabilities, business or prospects of Exco and its subsidiaries.
(f)
Concurrently with the closing of the sale of the Common Stock, the Purchasers shall have received copies of the loan agreement, promissory note and other agreements and documents securing, evidencing or otherwise relating to the Senior Secured Loans (the "Senior Secured Loan Documents"), which shall be in form and substance satisfactory to the Purchasers.

(g)
Exco and its subsidiaries shall have obtained all required licenses, waivers, consents and approvals, governmental and otherwise, in connection with the Financing Facility and the operation of Exco's business, and such licenses, waivers, consents and approvals shall be in full force and effect.
	(h)	The Purchasers shall have received satisfactory opinions from outside counsel to Exco and the Bidder as to such matters as the Purchasers may request.
	(i)	The Purchasers shall be satisfied with the insurance policies in effect with respect to Exco and its subsidiaries.
(j)
MergerCo shall have received the proceeds of the $50 million Term Loan or replacement financing in accordance with the terms set forth on Exhibit A, and the Purchasers shall have received copies of the agreements and documents evidencing or otherwise relating to the Term Loan or such replacement financing, and which shall be certified by an authorized officer of MergerCo.
	(k)	Purchasers shall have received environmental reports, the scope and results of which are reasonably satisfactory to the Purchasers.
(l)
At closing, after giving effect to the payment of the purchase price for the Acquisition and all expenses of Exco and its subsidiaries in connection therewith, the Financing Facility and the Senior Secured Loans, there shall be not less than $15 million of availability under the Senior Secured Loan Facility.
	(m)	Management shall have invested not less than $13.5 million in the Series A in the aggregate.
(n)
The Purchasers shall have received such other agreements, instruments and other documents as they may determine are customary for the transactions contemplated by this Term Sheet, in each case in form and substance satisfactory to the Purchasers.
	(o)	Such other conditions as may be required by any Purchaser in its reasonable discretion and which are customary in transactions of this nature.
OTHER AGREEMENTS:	Bidder and Cerberus agree that the Company will be operated in accordance with a business plan to be agreed.

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  Exhibit 99.9
EXHIBIT A Term Sheet for Senior Secured Term Loan
EXHIBIT B Term Sheet for Common Stock